Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075
October 26, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-24269

Ladies/Gentlemen:

We are in receipt of the Staff's letter of comments dated October 25, 2010. We are requesting until the close of business on Wednesday, November 24, 2010 to respond to the Staff's comments. The additional time is necessary due to our limited staff and the focus of the Issuer to timely file its Form 10-Q for the quarter ended September 30, 2010.

Very truly yours,

Surge Global Energy, Inc.

/s/ E. Jamie Schloss